Exhibit 12.01

SOUTHWESTERN PUBLIC SERVICE CO.
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(Thousands of Dollars)

	Six Months Ended June 30,	Year Ended December 31,
	2011	2010	2009	2008	2007	2006
Earnings as defined:
Pretax income from continuing operations	$56,863	$126,933	$108,245	$55,769	$55,596	$76,040
Add: Fixed charges	53,077	100,518	114,684	74,525	57,247	56,849
Earnings as defined	$109,940	$227,451	$222,929	$127,294	$112,843	$132,889
Fixed charges:
Interest charges	$31,866	$63,912	$71,688	$61,090	$55,261	$55,739
Interest component of operating leases	21,211	36,606	42,996	13,435	1,986	1,110
Total fixed charges	$53,077	$100,518	$114,684	$74,525	$57,247	$56,849
Ratio of earnings to fixed charges	2.1	2.3	1.9	1.7	2.0	2.3